UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
HelioFlux, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> North Carolina

> *Date of organization*
> August 16, 2023

Physical address of issuer
1536 N. King Charles Rd. , Raleigh, NC 27610

Current number of employees
_____

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$60,356.00	$66,138.00
Cash & Cash Equivalents	$60,356.00	$66,138.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$-5,781.00	$-3,862.00

May 2, 2025

FORM C-AR

HelioFlux, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by HelioFlux, Inc. , a North Carolina Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://helioflux.co/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 2, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

HelioFlux, Inc. (the "Company") is a North Carolina Corporation, formed on August 16, 2023.

The Company is located at 1536 N. King Charles Rd. , Raleigh, NC 27610.

The Company's website is http://helioflux.co/.

The information available on or through our website is not a part of this Form C-AR.

The Business

HelioFlux, Inc., a North Carolina Corporation formed in August 2023, is pioneering a transformative approach in the healthcare sector, primarily focusing on cancer. Utilizing advanced technologies such sa quantum mechanics, biophysics, and artificial intelligence, HelioFlux has developed a cutting-edge platform that detects cancer by measuring subtle changes in cellular light emissions and reprograms diseased cells back to health using biophysical signals. This innovative technology is backed by a world-class leadership team and a robust intellectual property strategy, positioning HelioFlux to lead the next generation of healthcare solutions.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk

An investment in the Company (also referred ot as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be

able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there wil be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, fi you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of

business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of

proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult

environment for obtaining credit on favorable terms. fI we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your

investment could lose value as a result of this additional dilution. In addition, even fi the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. fI we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, fi we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are

hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

Al of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties.

Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to

manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer

dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers

and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed ot appoint the Chief Executive Officer of the Company (the "CEO"), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will

grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out fi there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. Al early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 fi they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "ofer" to the target's investors would require registration or an exemption from registration (such as Reg. Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources

than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

HelioFlux, Inc. was formed on August 16, 2023. Accordingly, the Company has a limited history upon which an evaluation of

its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HelioFlux, Inc. has incurred a net

loss and has had limited revenues generated since inception, fi any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. fI you are investing in our company, it's because you think that Helioflux is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies.

As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and

potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicense. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, fi we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business,

financial condition, or operating results. We may also need to compete with other companies ni our industry for highly skilled and qualified employees. fI we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws.

Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers,

shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high- quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Company not fully set up yet in North Carolina

Early-stage companies can potentially face challenges in securing sufficient funding, leading to cash flow issues and

potential operational disruptions. Initial expenses can potentially be high due to setup costs, marketing, and recruitment, potentially depleting available capital quickly. Significant investment and time are required to establish the necessary infrastructure, including moderate office space, lab facilities, and technological systems. In the meantime, we will use existing facilities off site.

Patent Application and Approval Process

The Company does not currently own any Intellectual Property. We are in the process of building this portfolio.

CEO receives no salary and is not in the US full time

The CEO might need to seek alternative income sources, which could divert attention and focus away from the company's needs. The CEO's limited presence in the US can lead to delays in addressing urgent matters, attending critical meetings.

Intellectual Property Risks

The Company is in the initial stages of developing a proprietary technology aimed at the early detection and treatment of

cancer. We are currently working with an intellectual property firm to strategize and secure appropriate patents and other protections for our innovations. However, there is no assurance that our efforts to obtain intellectual property rights will be successful or that these protections will be sufficient to safeguard our technology. During this interim period, our technology is vulnerable to unauthorized use or disclosure, and competitors may independently develop similar or superior technologies. Furthermore, international jurisdictions may present additional challenges for intellectual property protection, potentially resulting in inadequate safeguards for our technology abroad. These uncertainties could compromise our competitive position and adversely affect our business prospects.

Regulatory and Technological Risks

The Company's technology for early cancer detection and treatment is currently supported by extensive research in cell and

animal models, yet it has not received approval from the U.S. Food and Drug Administration (FDA) or other relevant regulatory bodies. The process of obtaining regulatory approval is time-consuming, costly, and inherently uncertain, and there can be no assurance that our applications will be approved in a timely manner, if at all. Failure to obtain or maintain regulatory approvals could delay or prevent the commercialization of our technology, significantly impacting our financial performance and growth potential. FDA Approval Process is not yet identified Additionally, advancements in technology and medical science are rapid, and our research and data may become obsolete or less competitive fi we are unable to continuously innovate and improve our offerings. This dynamic landscape necessitates substantial ongoing investment in research and development, and any delays or failures in our innovation pipeline could adversely affect our market position and operational outcomes. Once we have established partnerships and hired FDA experts, we will explore the FDA approval process.

Intellectual Property Claims

Investors are hereby notified that, despite the company's efforts to secure and protect its intellectual property (IP), there is

a possibility that third parties, including other entities, government bodies, or institutions, may assert claims over the research and data produced. Such claims, while considered unlikely, can arise due to various factors, including overlapping IP rights, regulatory changes, or collaborative agreements. The company acknowledges that defending against or resolving these claims could involve significant legal costs and could potentially impact the value and commercial exploitation of the company's IP assets.

CEO splits their time and does not receive a salary

Dr. Nirosha Murugan, the HelioFlux, Inc. CEO, does not currently receive a salary for her work at the Company. Additionally, Dr. Murugan splits her time between the Company and being a professor at Algoma University. Although Dr. Murugan owns a significant equity stake in the Company, there is some level of risk in investing in a company whose day- to-day operations are managed by an individual who does not receive a salary and spends part of their time working at another institution. It is anticipated that Dr. Murugan will begin to receive a salary once the company receives $600,000.00 in funding.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

HelioFlux, Inc., a North Carolina Corporation formed in August 2023, is pioneering a transformative approach in the healthcare sector, primarily focusing on cancer. Utilizing advanced technologies such sa quantum mechanics, biophysics, and artificial intelligence, HelioFlux has developed a cutting-edge platform that detects cancer by measuring subtle changes in cellular light emissions and reprograms diseased cells back to health using biophysical signals. This innovative technology is backed by a world-class leadership team and a robust intellectual property strategy, positioning HelioFlux to lead the next generation of healthcare solutions.

Business Plan

HelioFlux's business model centers around the commercialization of its unique cancer detection and treatment technologies. By leveraging its proprietary platform, HelioFlux aims to offer a suite of non-invasive diagnostic and
therapeutic solutions. Revenue streams will be generated through the sale of medical devices, licensing of technology, and potential partnerships with healthcare providers and research institutions. The company is also exploring opportunities for subscription-based access to its

diagnostic tools and data-driven insights, providing recurring revenue and expanding its market reach.

The Company's focus will be on patent protection, developing this new science further, and looking for partnerships in the wearable and scanning space. None of these steps will require FDA approval.

Once the IP portfolio has been developed we wil aim to (i) Recruit a high caliber launch management team and board; (ii) continue with R&D towards Clinical Products; (iii) develop partnerships with Wearable and Detection Companies (iv) build an International Innovations Lab for Digital Medicine.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nirosha Murugan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

HelioFLux CEO, Chief Scientist, Board Member September 2023 - Present Nirosha does not currently receive compensation. She owns 51% of the Company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Canada Research Chair Tier II CEO January 2020 - Present Nicosia is an interdisciplinary scientist with a strong passion for research and pedagogy. From a top-down approach, her lab combines principles and state-of-the-art techniques from neuroscience, regenerative medicine, and cancer biology, to investigate how cancer cell fate can be reprogrammed into healthy cells using regenerative microenvironmenrs, and in turn, how cancer microenvironments can modulate the function of distant organ systems such as the brain to induce cancer-related cognitive and neurological impairments.

Education

Name

Kelly Lucas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

HelioFLux President, Co-Founder, Board Member September 2023 **-** Present Kely si responsible for overseeing the company's business operations, driving its commercialization strategy, and building the team ot bring its groundbreaking cancer detection and treatment technology ot market. She does not currently receive compensation and owns 32.5% of the Company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Libermans Co. Research Consultant January 2022 **-** Present Kelly is creating a comprehensive map of the current research in the field of Quantum Biology in the US and worldwide.

Education

Name

Jim Armstrong

All positions and offices held with the Company and date such position(s) was held with start and ending dates

HelioFlux Launch CFO, Board Member January 2023 **-** Present James is a career Forbes Midas List VC in Technology who is helping HelioFlux structure company, raise capital and formulate milestones in early phases. He does not receive compensation and owns about 4% of the company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Composite Ventures Managing Director January 2020 **-** Present James manages a Venture Capital Fund focused on Growth Tech Investments.

Education

Name

Glenn Lucas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

HelioFlux Interim CMO, Board Member September 2023 **-** Present Glenn advises the business as Interim CMO / Business Development Advisor. He does not receive compensation and owns 12% of the Company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Lucas TelePictures CEO July 2006 **-** Present Glenn owns Lucas TelePictures.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nirosha Murugan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

HelioFLux CEO, Chief Scientist, Board Member September 2023 **-** Present Nirosha does not currently receive compensation. She owns 51% of the Company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Canada Research Chair Tier II CEO January 2020 **-** Present Nicosia is an interdisciplinary scientist with a strong passion for research and pedagogy. From a top-down approach, her lab combines principles and state-of-the-art techniques from neuroscience, regenerative medicine, and cancer biology, to investigate how cancer cell fate can be reprogrammed into healthy cells using regenerative microenvironmenrs, and in turn, how cancer microenvironments can modulate the function of distant organ systems such as the brain to induce cancer-related cognitive and neurological impairments.

Education

Name

Kelly Lucas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

HelioFLux President, Co-Founder, Board Member September 2023 **-** Present Kely si responsible for overseeing the company's business operations, driving its commercialization strategy, and building the team ot bring its groundbreaking cancer detection and treatment technology ot market. She does not currently receive compensation and owns 32.5% of the Company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Libermans Co. Research Consultant January 2022 **-** Present Kelly is creating a comprehensive map of the current research in the field of Quantum Biology in the US and worldwide.

Education

Name

Jim Armstrong

All positions and offices held with the Company and date such position(s) was held with start and ending dates

HelioFlux Launch CFO, Board Member January 2023 **-** Present James is a career Forbes Midas List VC in Technology who is helping HelioFlux structure company, raise capital and formulate milestones in early phases. He does not receive compensation and owns about 4% of the company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Composite Ventures Managing Director January 2020 **-** Present James manages a Venture Capital Fund focused on Growth Tech Investments.

Education

Name

Glenn Lucas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

HelioFlux Interim CMO, Board Member September 2023 **-** Present Glenn advises the business as Interim CMO / Business Development Advisor. He does not receive compensation and owns 12% of the Company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Lucas TelePictures CEO July 2006 **-** Present Glenn owns Lucas TelePictures.

19

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has _____ employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	0
Voting Rights	1 vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The investor's stake in the company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up.
Other Material Terms or information.	The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,222,221 of Common Stock. Common Stock The amount of security authorized is 20,000,000 with a total of 11,111,111 outstanding. Material Rights The total amount outstanding includes 1,111,111 shares to be issued pursuant to stock options, reserve but unissued. SAFE The Security will

	convert into Preferred stock and the terms of the SAFE are outlined below: Amount outstanding: $70,000 Interest Rate: 0.0% Discount Rate: 20% Valuation Cap: $30,000,000.00 Conversion Trigger: Equity Financing Material Rights There are no material rights associated with the SAFE.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	19,722	$42,031.58	Platform Fees, Intellectual Property Protection & Expansion, Research & Development, Talent Acquisition and Team Expansion, Partnership Exploration: Unlocking Synergies in Wearables and Scanning, Marketing	July 31, 2024	Regulation CF
SAFE (Simple Agreement for Future Equity)		$70,000.00	IP Protection, Business Administration, Wages	November 16, 2023	
Common Stock	10,000,000	$0.00	Initial Stock Grant	August 16, 2023	

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Nicosia Murugan	51.0%
Kelly Lucas	32.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Akey milestone for our company is the successful protection of our intellectual property. This process is critical as it directly impacts our competitive standing in our fast-paced industry. Achieving timely patent approvals not only demands substantial financial investment but also strategically influences our market position and revenue potential. The ability to secure these patents swiftly is a race against time, where each success strengthens our proprietary edge and financial outlook, while delays can pose significant risks to our business model and future revenue generation. Once the company secures its IP it will aim to .1 Recruit a high caliber launch management team and board 2. Continue with R&D towards Clinical Products 3. Develop Partnerships with Wearable and Detection Companies .4 Build an International Innovations Lab for Digital Medicine.

As we advance in the competitive landscape, one of our main operational challenges si protecting and managing our intellectual property (IP). Securing patents is crucial to safeguard our innovations and maintain a competitive advantage. This process is a race against time, requiring swift action to document and legally protect our developments before they can be replicated by others. One of the significant future challenges we anticipate in relation to capital resources si the substantial investment required to protect our intellectual property through patents. The medical and pharmaceutical fields are intensely competitive and fast-moving, making ti crucial to secure patents swiftly. This process not only involves considerable financial resources but also requires a strategic allocation of these funds ot ensure timely and effective protection, presenting a continuous challenge in balancing resource allocation with innovation protection.

Liquidity and Capital Resources

On July 31, 2024 the Company conducted an offering pursuant to Regulation CF and raised $42,031.58.

On November 16, 2023 the Company conducted an offering pursuant to and raised $70,000.00.

On August 16, 2023 the Company conducted an offering pursuant to and raised $0.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Glenn Lucas
(Signature)

Glenn Lucas
(Name)

Interim CMO, Board Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

HELIOFLUX, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of March 31, 2024	Inception to December 31, 2023
ASSETS		
Current Assets:		
Cash and Cash Equivalents	60,356	66,138
Other Current Assets	-	-
Total Current Assets	60,356	66,138
Non-Current Assets:		
Other Non-current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	60,356	66,138
LIABILITIES AND EQUITY		
Current Liabilities:		
Other Current Liabilities	-	-
Total Current Liabilities	-	-
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock	-	-
Additional Paid-In Capital - SAFE	70,000	70,000
Retained Earnings	(9,644)	(3,862)
TOTAL EQUITY	60,356	66,138
TOTAL LIABILITIES AND EQUITY	60,356	66,138

HELIOFLUX, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	As of March 31, 2024	Inception to December 31, 2023
Revenues		
Sales	0	0
Cost of Sales	0	0
Gross Profit	0	0
Operating Expenses		
General and Administrative Expense	5,781	3,882
Total Operating Expenses	5,781	3,882
Total Loss from Operations	(5,781)	(3,882)
Other Income/Expense		
Other Income	0	20
Other Expense	0	0
Total Other Income/Expense	0	20
Earnings Before Income Taxes, Depreciation, and Amortization	(5,781)	(3,862)
Depreciation	0	0
Amortization	0	0
Net Income (Loss)	(5,781)	(3,862)

HELIOFLUX, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	As of March 31, 2024	Inception to December 31, 2023
OPERATING ACTIVITIES		
Net Income (Loss)	(5,781)	(3,862)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Current Assets	-	-
Other Current Liabilities	-	-
Prior Period Adjustment	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(5,781)	(3,862)
INVESTING ACTIVITIES	-	-
Other Non-current Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Common Stock	-	-
Additional Paid-In Capital - SAFE	-	70,000
Net Cash provided by (used in) Financing Activities	-	70,000
Cash at the beginning of period	66,138	0
Net Cash increase (decrease) for period	(5,781)	66,138
Cash at end of period	60,356	66,138

HELIOFLUX, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | APIC | APIC | Retained Earnings | Total Shareholders |
	# of Shares	$ Amount	Common Stock	SAFE Note	(Deficit)	Equity
Inception at 08/16/23	-	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-	-
SAFE Note	-	-	-	70,000	-	70,000
Net income (loss)	-	-	-	-	(3,862)	(3,862)
Ending balance at 12/31/23	-	-	-	70,000	(3,862)	66,138
Issuance of Common Stock	-	-	-	-	-	-
SAFE Note	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(5,781)	(5,781)
Ending balance at 3/31/24	-	-	-	70,000	(9,644)	60,356